UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons Jane Hsiao, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 30,801,956 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 30,801,956 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 30,801,956 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.5%
(14)	Type of reporting person (see instructions) IN

*	Includes vested warrants to purchase 3,138,193 shares of Common Stock and options to acquire 1,622,083 shares of Common Stock, which are exercisable within 60 days. The amount does not include approximately 141,483 shares of Common Stock underlying 1,000 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”) held by the Hsu Gamma Investment, L.P. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons The Chiin Hsiung Hsiao Family Trust A
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,000,000 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,000,000 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons The Chiin Hsiung Hsiao Family Trust B
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,000,000 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 1,000,000 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons Hsu Gamma Investment, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,472,581 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 4,472,581 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 4,472,581 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.1%
(14)	Type of reporting person (see instructions) PN

*	Includes vested warrants to purchase 201,613 shares of Common Stock. The amount does not include approximately 141,483 shares of Common Stock underlying 1,000 of the Notes held by the Hsu Gamma Investment, L.P. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

CUSIP No. 68375N103

This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2008 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 5,000 shares of Common Stock, on April 3, 2013, for investment purposes, at a price of $6.99 per share for an aggregate purchase price of $34,950. The source of funds used in the April 2013 transaction was Dr. Hsiao’s personal funds.

On August 29, 2013, OPKO Health, Inc. (“OPKO”) completed its previously announced acquisition of PROLOR Biotech, Inc. (formerly Modigene, Inc.) (“PROLOR”), pursuant to an Agreement and Plan of Merger, dated as of April 23, 2013 (the “Merger Agreement”), by and among OPKO, POM Acquisition, Inc., a wholly owned subsidiary of OPKO (“POM”), and PROLOR. Under the terms of the Merger Agreement, POM merged with and into PROLOR (the “Merger”), with PROLOR surviving as a wholly owned subsidiary of OPKO.

At the effective time of the Merger (the “Effective Time”), each outstanding share of PROLOR’s common stock, par value $0.00001 per share (the “PROLOR Common Stock”), other than shares of PROLOR Common Stock held by OPKO, POM, PROLOR or any wholly-owned subsidiary of OPKO or PROLOR, which were cancelled and retired immediately prior to the Effective Time, was converted into the right to receive 0.9951 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of OPKO (the “OPKO Common Stock”). No fractional shares of OPKO Common Stock will be issued to PROLOR stockholders in connection with the Merger. Instead, a PROLOR stockholder who would otherwise be entitled to a fractional share (after taking into account all certificates delivered by such stockholder) will receive one full share of OPKO Common Stock in lieu of such fractional share.

At the Effective Time, each outstanding option to purchase shares of PROLOR Common Stock (each, a “PROLOR Stock Option”) that was outstanding and unexercised immediately prior to the Effective Time, whether or not vested, was converted into an option to purchase OPKO Common Stock and was assumed by OPKO in accordance with the terms of the applicable PROLOR equity incentive plan and the terms of the contract evidencing such PROLOR Stock Option. The number of shares of OPKO Common Stock subject to each assumed PROLOR Stock Option was adjusted to an amount equal to the product of (a) the number of shares of PROLOR Common Stock subject to such PROLOR Stock Option immediately before the Effective Time and (b) the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price for shares of OPKO Common Stock under each assumed PROLOR Stock Option was adjusted to a price equal to the quotient of (a) the per share exercise price of such PROLOR Stock Option and (b) the Exchange Ratio, rounded up to the nearest whole cent. In addition, pursuant to the stock option agreements governing the outstanding PROLOR Stock Options, each PROLOR Stock Option, except those subject to waiver agreements, became fully vested and exercisable upon the consummation of the Merger.

CUSIP No. 68375N103

Pursuant to the Merger Agreement, 1,874,666 shares of PROLOR Common Stock held by Dr. Hsiao were converted into 1,865,481 shares of OPKO Common Stock. Also pursuant to the Merger Agreement, the following PROLOR Stock Options held by Dr. Hsiao:

•	PROLOR Stock Options to acquire 40,000 shares of PROLOR Common Stock with an exercise price of $4.74 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	PROLOR Stock Options to acquire 30,000 shares of PROLOR Common Stock with an exercise price of $5.47 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	PROLOR Stock Options to acquire 15,000 shares of PROLOR Common Stock with an exercise price of $0.65 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan were converted into the following OPKO stock options:

•	OPKO stock options to acquire 39,804 shares of Common Stock with an exercise price of $4.77 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	OPKO stock options to acquire 29,853 shares of Common Stock with an exercise price of $5.50 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	OPKO stock options to acquire 14,926 shares of Common Stock with an exercise price of $0.66 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan.

These stock options are immediately exercisable.

Additionally, pursuant to the Merger Agreement, 368,523 shares of PROLOR Common Stock held by Hsu Gamma were converted into 366,718 shares of OPKO Common Stock.

The OPKO Common Stock and OPKO stock options issued in connection with the Merger Agreement are being held for investment purposes by Dr. Hsiao and Hsu Gamma.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 5,000 shares of Common Stock, for investment purposes, on April 3, 2013, at a price of $6.99 per share.

Also, as set forth above in Item 3, on August 29, 2013, OPKO completed its previously announced acquisition of PROLOR pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, 1,874,666 shares of PROLOR Common Stock held by Dr. Hsiao were converted into 1,865,481 shares of OPKO Common Stock. Also pursuant to the Merger Agreement, the following PROLOR Stock Options held by Dr. Hsiao:

CUSIP No. 68375N103

•	PROLOR Stock Options to acquire 40,000 shares of PROLOR Common Stock with an exercise price of $4.74 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	PROLOR Stock Options to acquire 30,000 shares of PROLOR Common Stock with an exercise price of $5.47 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	PROLOR Stock Options to acquire 15,000 shares of PROLOR Common Stock with an exercise price of $0.65 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan were converted into the following OPKO stock options:

•	OPKO stock options to acquire 39,804 shares of Common Stock with an exercise price of $4.77 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	OPKO stock options to acquire 29,853 shares of Common Stock with an exercise price of $5.50 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	OPKO stock options to acquire 14,926 shares of Common Stock with an exercise price of $0.66 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan. These stock options are immediately exercisable.

Additionally, pursuant to the Merger Agreement, 368,523 shares of PROLOR Common Stock held by Hsu Gamma were converted into 366,718 shares of OPKO Common Stock.

Other than as described above, the Reporting Persons have not effected any transactions in OPKO Common Stock during the past 60 days.

Item 5.	Interest in Securities of the Issuer

Dr. Hsiao may be deemed to beneficially own 30,801,956 shares of Common Stock, which consist of (i) 1,000,000 shares of Common Stock held by Trust A, (ii) 1,000,000 shares of Common Stock held by Trust B, (iii) 4,270,968 shares of Common Stock held by Hsu Gamma, (iii) vested warrants to purchase 201,613 shares of Common Stock held by Hsu Gamma, (iv) vested warrants to purchase 2,936,580 shares of Common Stock held individually, (v) options to acquire 1,622,083 shares of Common Stock, which are exercisable within 60 days of September 16, 2013 held individually, and (vi) 19,770,712 shares of Common Stock held individually. Pursuant to the Merger Agreement, Dr. Hsiao’s options to acquire PROLOR Common Stock were exchanged for OPKO stock options to acquire an aggregate of 84,583 shares of Common Stock based on the 0.9951 exchange ratio in the Merger Agreement. The new OPKO stock options to acquire 84,583 shares of Common Stock were included in Dr. Hsiao’s total number of options to acquire 1,622,083 shares of Common Stock above. The 30,801,956 shares of Common Stock beneficially owned by Dr. Hsiao constitute 7.5% of the Issuer’s outstanding shares of Common Stock, based upon 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 30,801,956 shares of Common Stock. The amount does not include approximately 141,483 shares of Common Stock underlying 1,000 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”) held by Hsu Gamma. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

CUSIP No. 68375N103

Trust A beneficially owns 1,000,000 shares of Common Stock, which constitute 0.3% of the Issuer’s outstanding shares of Common Stock, based on 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust A and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust A.

Trust B beneficially owns 1,000,000 shares of Common Stock, which constitute 0.3% of the Issuer’s outstanding shares of Common Stock, based on 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust B.

Hsu Gamma beneficially owns 4,472,581 shares of Common Stock, which include vested warrants to purchase 201,613 shares of Common Stock and constitute 1.1% of the Issuer’s outstanding shares of Common Stock, based on 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 4,472,581 shares of Common Stock held by Hsu Gamma. This amount does not include approximately 141,483 shares of Common Stock underlying 1,000 of the Notes held by Hsu Gamma. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

Dr. Hsiao is a member of The Frost Group, LLC, which holds 15,490,546 shares of Common Stock and vested warrants to purchase 4,796,158 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.

For information regarding transactions effected during the past 60 days prior to the filing of this Amendment No. 4, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2013

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

September 16, 2013	The Chiin Hsiung Hsiao Family Trust A

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

September 16, 2013	The Chiin Hsiung Hsiao Family Trust B

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

September 16, 2013	Hsu Gamma Investment, L.P.

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as General Partner